Via Facsimile and U.S. Mail
Mail Stop 6010

February 20, 2009

Mr. W. Larry Cash
Executive Vice President,
Chief Financial Officer and Director
Community Health Systems, Inc.
4000 Meridian Boulevard
Franklin, Tennessee 37067

Re: **Community Health Systems, Inc.**
       Form 10-K for the Fiscal Year Ended December 31, 2007
       Filed February 29, 2008
       File Number: 001-15925

Dear Mr. Cash:

We have reviewed your February 19, 2009 response to our February 12, 2009 comment letter and have the following comment. In our comment, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filings, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Critical Accounting Policies

Professional Liability Insurance Claims, page 55

1. We have reviewed the proposed revisions to your disclosure and have the following comments:
   a. In the sixth paragraph, you attribute the increase in the current accident year claims expense to the "partial ownership in 2007 of hospitals acquired from Triad" and "full year of ownership in 2008 of those former Triad hospitals". This implies that the accident year claims expense for the historically-owned hospitals remained flat during 2007 and 2008. Please revise your disclosure to clarify this fact or address any other factors that may have caused the increase.

   b. Also, your description of changes in income/expense related prior accident does not isolate or quantify the specific reasons for changes in your estimate of prior accident years. Please revise your proposed disclosure to discuss the specific reasons about what caused the change in estimate of prior accident years, identifying the loss years to which they relate and quantifying the dollar amount of change.

* * * *

Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your responses that keys your responses to our comments. Detailed letters greatly facilitate our review. You should furnish the letter on EDGAR under the form type label CORRESP.

You may contact Tabatha Akins, Staff Accountant, at (202) 551-3658, or Joel Parker, Accounting Branch Chief, at (202) 551-3651, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant